Exhibit 99.1

Woodside Petroleum Ltd.

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com.au

ASX: WPL

OTC: WOPEY

Announcement

Thursday, 19 May 2022

AGM ADDRESS BY CHAIRMAN RICHARD GOYDER AND CEO MEG O’NEILL

In accordance with the Listing Rules, please see attached announcement relating to the above, for release to the market.

Contacts:
INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com.au	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com.au

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Woodside Petroleum Ltd.

2022 Annual General Meeting

Thursday, 19 May 2022

Chairman Richard Goyder

Good morning. My name is Richard Goyder and, as Woodside’s Chairman, I would like to thank shareholders, Woodside staff and guests for attending today’s meeting.

It’s good to see many of you here in person, notwithstanding the ongoing challenges caused by the COVID-19 pandemic. As you can see, we are taking a cautious approach by spacing seating to enable social distancing. I also extend my welcome to those joining today’s meeting online.

It is also important that we acknowledge there are others less fortunate than ourselves, who do not currently enjoy the freedom and safety we take for granted here in Australia. The violence and destruction caused by Russia’s invasion of Ukraine is shocking and distressful. We hope for a peaceful resolution of hostilities that allows those impacted to begin the process of rebuilding their lives.

Today’s meeting is an important event in our company calendar and one that the Board looks forward to every year, as it gives us a chance to hear directly from our shareholders and respond to your questions.

I’m joined on stage this morning by Chief Executive Officer and Managing Director, Meg O’Neill, and Company Secretary, Warren Baillie.

I will talk later about the CEO succession that occurred during 2021, but I would like to say at the outset that the Board is very impressed with Meg’s performance in the CEO role, and excited about the future of our company under her leadership.

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Also here with us in Perth are Directors Ben Wyatt, Chris Haynes, Frank Cooper, Gene Tilbrook, Ian Macfarlane and Sarah Ryan. Three of our Directors Larry Archibald, Swee Chen Goh and Ann Pickard live overseas and were unable to travel to attend in person but are joining us via the webcast.

Robert Kirkby, representing our auditors Ernst and Young, is also present.

A reminder as always that as Woodside reports its results in US dollars. Any reference to dollars this afternoon will be in US currency unless stated otherwise.

On behalf of the Board, I am pleased to provide you with an update on a truly remarkable year for Woodside, in which we overcame significant global and industry challenges to deliver strong financial outcomes and company-changing decisions that will underpin our long-term success.

Woodside is now on the cusp of becoming a top 10 global independent energy company by hydrocarbon production, confident of our role in the energy transition. Today’s meeting, at which we are seeking shareholder approval to merge Woodside with BHP’s petroleum business, is key to unlocking that future.

However, before we talk more about Woodside’s future, let’s reflect on our significant achievements in 2021.

With the global economy rebounding during the year, we were able to capitalise on high oil and gas prices to report a 2021 net profit after tax of $1,983 million, an increase of 149% on 2020 and our highest profit since 2014. We paid a full-year total dividend of 135 US cents per share, which was our largest dividend since 2018.

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Our final investment decisions on the Scarborough and Pluto Train 2 projects in November, and the sell-down of 49% equity in Pluto Train 2 to Global Infrastructure Partners, which completed in January 2022, were major milestones for Woodside.

Scarborough is a world-class reservoir containing only 0.1% carbon dioxide that will be processed through the expanded Pluto LNG facility. It is targeted to deliver its first LNG cargo in 2026 into a market with anticipated robust demand for LNG. It will also deliver significant benefits to Western Australia and the nation in the form of thousands of jobs during development, tax revenues and domestic gas supply.

In 2021 we also developed an emerging portfolio of new energy opportunities in Australia and internationally, and we announced a target of investing $5 billion to develop new energy products and lower-carbon services by 2030.

We achieved all of this and more during a period of market volatility as the COVID-19 pandemic continued around the world and in Australia, maintaining our strategic focus and implementing rigorous controls to protect the health of our workforce and ensure ongoing production.

On behalf of the Board, I would like to thank the entire Woodside team, who delivered these excellent results in 2021 while continuing to adapt to a dynamic external environment.

The COP-26 global climate summit in late 2021 saw renewed focus on efforts to address climate change. From a Woodside perspective, climate change is a complex and material issue that is directly overseen by the Board. It is also a standing agenda item for each meeting of the Sustainability Committee, led by my Board colleague, Ann Pickard.

Today, Woodside is an oil and gas company, and these products will continue to be used by the world for decades to come. This is supported by the range of scenarios modelled by the International Energy Agency, which also forecasts an important role for hydrogen, an energy source that Woodside is directing investment towards.

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In the Asia–Pacific region, where more than 1 billion people are expected to join the middle-class by 2030, energy use is expected to increase. Woodside therefore sees an important ongoing role for natural gas to assist with the decarbonisation goals of developing countries in Asia, which typically are fast-growing and often coal-dependent. This is because natural gas, when used to generate electricity, emits around half the life cycle emissions of coal. Whilst energy storage technologies such as batteries continue to improve, natural gas enables cost-effective and reliable conversion of power grids to renewable electricity because of its ability to ‘firm up’ intermittent generation.

Woodside aims to thrive in the energy transition as a low-cost, lower-carbon energy provider. Our strategy is outlined in our Climate Report, released to the ASX in February this year. As requested by our shareholders, the report will be put to a non-binding, advisory vote at today’s meeting.

We recognise that a significant proportion of shareholders who have already voted on this item have not supported the report. The Board stands by the quality of both the Climate Report and Woodside’s overall climate strategy, and is confident of our ongoing role to responsibly provide our customers with the energy they need in a lower-carbon world. We will continue incorporating feedback from our shareholders on this important issue as we further develop and evolve our approach.

At today’s meeting you will also have an opportunity to vote on a proposed change to our company name, from Woodside Petroleum to Woodside Energy Group, to better reflect our long-term strategic direction and anticipated portfolio evolution through the energy transition.

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In August last year, Woodside announced its proposed merger with BHP’s petroleum business, followed by execution of a binding share sale agreement in November last year.

We believe the strategic and financial case for the proposed merger is compelling. It will bring together the best of both organisations to create a top 10 global independent energy company with the scale, diversity, and resilience to provide value to shareholders and navigate the energy transition. We are also expecting to deliver significant synergies as we bring both businesses together.

It is pleasing to see this case reinforced in the Independent Expert’s Report prepared by KPMG, which concludes that the merger is in the best interests of Woodside shareholders.

Your vote in support of the merger will make today’s meeting a significant moment in Woodside’s history, marking the creation of a new global energy company and laying the foundation for Woodside to continue delivering value to all of our stakeholders for decades to come.

I would like to conclude by recognising the contribution of Peter Coleman, who retired as Chief Executive Officer and Managing Director in the second quarter of 2021 after 10 years in the role. Peter’s focus on safety and operational excellence, and his leadership on sustainability, are very valuable legacies and the Board thanks Peter for his significant contribution.

Meg O’Neill acted as Chief Executive Officer from April until August 2021, when the Board formally appointed her to the role of CEO and Managing Director. What a fantastic contribution Meg has already made, demonstrating from day one her exceptional leadership, vision and energy, overseeing an incredible second half of 2021.

My thanks also go to my Board colleagues who have put in many hours and enthusiastically participated in all the transformational decisions taken in 2021.

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Finally, to all our shareholders, the Board appreciates your ongoing support. We are pleased to be delivering for you strong financial returns and a vision for our future in which Woodside is an increasingly resilient and diversified company.

I’ll now hand over to Meg O’Neill. Thank you.

CEO and Managing Director Meg O’Neill

Thank you Richard. And thank you to our shareholders for attending and participating online today.

This is of course my first AGM as Woodside’s CEO and Managing Director, and it is a pleasure to update you on what has been a transformational 12 months for Woodside. In another year of global uncertainty, we maintained focus and discipline to capitalise on our strengths as a low-cost, reliable operator, and announced key investment and strategic decisions that lay the foundation for Woodside’s long-term success.

As Richard has mentioned, we delivered strong financial returns across the board. Beyond our impressive headline profit, we generated an operating cash flow of $3.8 billion, a 105% increase from 2020, strengthening our balance sheet and financial position. We finished the year with more than $6 billion of liquidity and also maintained our investment-grade credit rating.

We are in this position of financial strength at a time of significant volatility in global commodity markets including oil and gas, exacerbated by Russia’s invasion of Ukraine. I echo Richard’s comments that we hope for a peaceful end to these hostilities.

Against this backdrop of geo-political uncertainty, security of energy supply becomes ever more important. Reliable supply from Woodside’s established and emerging projects will be increasingly valuable to customers in our region. The likelihood that major energy customers will continue moving away from Russian energy sources also strengthens the case for other undeveloped gas fields, such as Browse, to be brought on-line.

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In 2021, we continued to deliver reliable and low-cost operations, while completing our largest ever program of planned maintenance, which included scopes deferred from 2020 due to the COVID-19 pandemic. We progressed work to support the long-term cost competitiveness of our assets and business, achieving a 14% reduction in underlying operating costs at the North West Shelf project.

While we recorded zero Tier 1 or Tier 2 process safety events, our personal safety performance was disappointing. Our total recordable injury rate increased, in contrast to the downward trend in previous years. The safety of our employees and contractors is our number one priority, and our focus for 2022 is to address common root causes for the 2021 incidents and return to leading personal safety performance.

Construction of the Pluto-KGP Interconnector pipeline between Pluto LNG and the Karratha Gas Plant was completed in late 2021, enabling processing of third-party gas to begin in March this year. The Interconnector links our two most significant producing assets, optimising production at both Pluto and KGP and providing us with optionality for the future.

We also achieved ready for start-up for the first phase of Pyxis Hub, and for Julimar-Brunello Phase 2, which are important tie-backs for the Pluto and Wheatstone projects respectively. Both were delivered ahead of schedule and under budget.

When it comes to securing Woodside’s operations into the future, the final investment decisions on our Scarborough and Pluto Train 2 projects approved in November are momentous. These decisions, which increase Woodside’s Proved plus Probable Total Reserves by more than 1.4 billion barrels of oil equivalent, are as significant for us as the North West Shelf was in the 1980s, and Pluto in the 2000s.

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On the ground in Karratha, major civil works are well underway on the construction accommodation village for the Pluto Train 2 construction workforce. Manufacture of the Scarborough line pipe commenced in February and fabrication of the offshore floating production unit topsides is targeted to begin this quarter.

Foremost in our minds is the importance of Scarborough and Pluto Train 2, like all Woodside projects in the area, co-existing with the unique cultural heritage values of the Burrup Peninsula. We continue to consult extensively with Traditional Custodians. Archaeological and ethnographic surveys conducted together with Traditional Custodians have confirmed that the project will not impact any onshore areas outside our current industrial footprint or submerged heritage, nor found any evidence that gas plant emissions are impacting rock art.

Construction of our Sangomar project offshore Senegal is progressing well, with the Phase 1 development close to 60% complete and on track for first oil in 2023. We have successfully drilled and completed the first four production wells and a second drill ship remains on schedule to commence drilling mid this year. Our FPSO conversion activities are progressing and the subsea installation campaign will commence later this year.

I would now like to add some further comments regarding Woodside’s approach to climate change, which quite rightly is an issue of importance for many shareholders here today.

Woodside’s approach has two key elements – reducing our net equity Scope 1 and 2 greenhouse gas emissions, and investing in the products and services that our customers need as they too reduce their emissions.

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We have near- and medium-term targets to reduce our net equity Scope 1 and Scope 2 greenhouse gas emissions by 15% by 2025 and 30% by 2030, in support of our aspiration of net zero emissions by 2050 or sooner. Our 2021 net equity Scope 1 and 2 greenhouse gas emissions were 10% below the 2016 – 2020 gross annual average and on course to achieve our 2025 target.

In 2021, we also announced Woodside’s Scope 3 emissions plan which includes a target to invest $5 billion in new energy products and lower-carbon services by 2030. This target is subject to the completion of the proposed merger with BHP’s petroleum business. Our new energy focus is primarily on hydrogen and ammonia, which can reduce the emissions arising when our customers consume energy compared to unabated use of fossil fuels. We announced new hydrogen and ammonia producing opportunities including H2Perth near the Kwinana industrial hub south of Perth, H2TAS located in northern Tasmania, and H2OK in Oklahoma.

Climate change is one of many environmental, social and governance, or ESG, topics that are integral to our success.

In 2021 our total social contribution spend globally was 20.3 million Australian dollars, and we launched a new five-year social investment strategy to guide our future contributions in this area. We also launched our new five-year Reconciliation Action Plan with Reconciliation Australia, which outlines our commitments to partner with Indigenous communities to create positive economic, social and cultural outcomes.

We expanded our ESG focus during the year to other important areas for our industry, including the launch of our 2021-2025 Inclusion and Diversity strategy, which focuses on building the workplace culture and capability required to achieve diverse representation throughout Woodside. This was reinforced through the establishment of our Working Respectfully Policy, highlighting Woodside’s zero-tolerance approach to all forms of sexual discrimination, bullying and harassment. We also continue to have a strong focus on governance performance, which includes our approach to transparency and compliance. For example, our 2021 Australian tax contribution was 658 million Australian dollars.

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Before closing, I also want to reinforce Richard’s earlier comments on the significance of our proposed merger with BHP Petroleum. The merger is an opportunity for Woodside to increase its contribution to the world’s growing energy needs and build the scale, resilience and diversity to thrive through the energy transition.

In February this year we announced the nominated executive team for the merged company, a team which brings together the very best of our two organisations and ensures we will have the leadership capabilities and culture to drive our company forward into this exciting new chapter.

Subject to today’s shareholder vote, we are focused on ensuring the merged Woodside gets off to a strong start on our targeted completion date of 1 June, setting the foundations for our long-term success.

In closing, I am extremely proud of what we have achieved during my first nine months in the CEO role. I am equally excited and motivated by the future ahead of us.

Our innovation and determination are our greatest strengths and if we use these to grasp the opportunities before us today, I have no doubt we will thrive through the energy transition and continue delivering value for our shareholders for many years to come.

Thank you.

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